UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3*)

                    Under the Securities Exchange Act of 1934

                         Saratoga Beverage Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   803436 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                             of Person Authorized to
                       Receive Notices and Communications)

                                 June 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 2 of 15 Pages
-----------------------------                -----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%(1)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
      (1) Excludes 83,746 shares of common stock of the Surviving Corporation, as further described in Item 4.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 3 of 15 Pages
-----------------------------                -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%(2)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------

      (2) Excludes 46,254 shares of common stock of the Surviving Corporation owned directly by Warren G. Lichtenstein and 83,746 shares owned indirectly through Steel Partners II, L.P., as further described in Item 4.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 4 of 15 Pages
-----------------------------                -----------------------------------


                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

         The  following   constitutes  Amendment  No.  3  to  the  Schedule  13D
previously filed by the undersigned. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby supplemented as follows:

         On June 21, 2000, the Merger was consummated in accordance with the Merger Agreement, as amended by the Amended and Restated Amendment No. 1 to Stock Purchase Agreement and Agreement and Plan of Merger, dated as of June 9, 2000 (collectively, the "Agreement"). Pursuant to the Agreement, each share of Common Stock issued and outstanding, other than (i) shares held by the Issuer as treasury stock, (ii) 46,254 shares held by Warren G. Lichtenstein, (iii) 83,746 shares held by Steel Partners II (together with the 46,254 shares held by Mr. Lichtenstein, the "Rollover Stock"), (iv) 570,000 shares held by the other Continuing Stockholders, and (v) shares as to which dissenters' rights have been validly exercised, were converted into the right to receive $6.00 in cash, without interest, and each share of Rollover Stock was converted into the right to receive one share of common stock of the Surviving Corporation.

         As a result of the Merger, the Issuer will no longer be a reporting company subject to the Securities Exchange Act of 1934, as amended, and therefore, neither Steel Partners II nor Mr. Lichtenstein is obligated to file subsequent amendments to this Schedule 13D hereafter.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

         (a) As of the close of business on July 10, 2000, other than the Rollover Stock described in Item 4, Steel Partners II and Warren G. Lichtenstein do not beneficially own any shares of Common
Stock.

         (b) Not applicable.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         Item 6 is hereby supplemented as follows:

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 5 of 15 Pages
-----------------------------                -----------------------------------


         Steel Partners II, Warren G. Lichtenstein and certain other stockholders entered into Earnout Agreements pursuant to which they each agreed that, upon the occurrence of certain events, the Surviving Corporation shall purchase from the above persons or entities, and they shall sell to the Surviving Corporation a certain definite number of shares owned by them at a per share price of $0.01.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby supplemented as follows:

         Exhibit 5     Earnout  Agreement,  dated  as of  June 9,  2000,  by and
                       between   Sara   Beverage   Group,    Inc.   and   Warren
                       Lichtenstein.

         Exhibit 6 Earnout Agreement, dated as of June 9, 2000, by and between Sara Beverage Group, Inc. and Steel Partners II, L.P.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 6 of 15 Pages
-----------------------------                -----------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: July 11, 2000            STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C., General Partner


                                     By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer


                                        /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                           Warren G. Lichtenstein

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 7 of 15 Pages
-----------------------------                -----------------------------------



                                   SCHEDULE A
                        Transactions in the Common Stock
                             Within the Past 60 Days


Shares of Common
   Stock Sold                Price Per Share                     Date of Sale
   ----------                ---------------                     ------------

                             Warren G. Lichtenstein

     46,254                         (1)                           6/21/00


                             Steel Partners II, L.P.

    422,512                         $6.00                         6/21/00

     83,746                         (1)                           6/21/00


-------------
(1) As described in Item 4, pursuant to the Agreement, these shares were rolled over into shares of the Surviving Corporation.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 8 of 15 Pages
-----------------------------                -----------------------------------


                                  EXHIBIT INDEX


         Exhibit 5         Earnout  Agreement,  dated as of June 9, 2000, by and
                           between  Sara   Beverage   Group,   Inc.  and  Warren
                           Lichtenstein.

         Exhibit 6 Earnout Agreement, dated as of June 9, 2000, by and between Sara Beverage Group, Inc. and Steel Partners II, L.P.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 9 of 15 Pages
-----------------------------                -----------------------------------


                                    EXHIBIT 5
                                EARNOUT AGREEMENT

         Earnout Agreement, dated as of June 9, 2000, between Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), and WARREN LICHTENSTEIN (the "Stockholder").

         WHEREAS, the Company and the Stockholder are parties to the Stockholders Agreement, dated as of January 5, 2000 (as amended from time to time, the "Stockholders Agreement"; capitalized terms used herein without definition shall have the meanings set forth in the Stockholders Agreement), setting forth certain corporate governance provisions of the Company and certain rights and obligations that attach to the ownership of common stock, par value $0.01 per share (the "Common Stock") of the Company;

         WHEREAS, the Company and the Stockholder are also parties to the Registration Rights Agreement, dated as of January 5, 2000 (as amended from time to time, the "Registration Rights Agreement"), pursuant to which the Stockholder is entitled to certain registration rights; and

         WHEREAS, the Company and the Stockholder desire to set forth certain additional rights and obligations that shall attach to the ownership of certain of the Common Stock held by the Stockholder;

         NOW THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

           1. Rollover Shares. The Shareholder and the Company agree that all 46,254 of the Stockholder's Rollover Shares (as defined herein) will be subject to an earn out as provided in this Agreement.

           2. Legend. The Stockholder acknowledges that the certificate or certificates representing the Rollover Shares will bear a legend as set forth in the Stockholders Agreement and that, such legend will be modified to add reference to this Agreement.

           3. Purchase Right. (a) Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from the Stockholder, and the Stockholder shall sell to the Company, the Callable Shares owned by the Stockholder at a per share price of $0.01. The Company shall not be required to purchase from the Stockholder, and the Stockholder shall not be required to sell to the Company, any Callable Shares owned by the Stockholder upon the occurrence of any subsequent NCP Liquidity Event.

           (b) The closing for the purchase and sale of the Callable Shares shall take place immediately prior to the closing of the first NCP Liquidity Event, at such place and such time as shall be designated by the Company. At such closing, the Stockholder shall deliver to the Company, in exchange for the payment by the Company of the purchase price in respect of each Callable Share owned by the Stockholder, the certificate or certificates representing the Callable Shares.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 10 of 15 Pages
-----------------------------                -----------------------------------


           (c) "Callable Shares" means all 46,254 Rollover Shares.

           (d) "Rollover Shares" shall mean the shares of Common Stock held by the Stockholder immediately after the Closing.

           (e) An "NCP Liquidity Event" means any Change of Control, Exit Event or Public Offering that upon consummation thereof would result in the North Castle Partners II, L.P. (the "Fund") realizing an internal rate of return on the portion of its indirect equity investment (the "IRR") in the Company that is disposed of by the Fund or any partnership controlled by the Fund (a "Controlled Partnership") or, in the event of a share exchange pursuant to Section 5 (a "Share Exchange"), the portion of its indirect equity investment in the top tier holding company for investments by the Fund in the refrigerated juice industry ("Holdco") that does not equal or exceed 25% compounded annually. For purposes of the foregoing, the IRR shall be measured from the date of such Controlled Partnership's investment in such disposed-of portion of the equity in (i) the Company or, (ii) in the event of a Share Exchange, Holdco, which date shall be deemed to be the date on which such Controlled Partnership invested in any company that is a constituent part of Holdco, to the date such Controlled Partnership receives the proceeds of the NCP Liquidity Event. The IRR shall be calculated, with respect to shares of the Company or Holdco, as the case may be, by applying a first-in, first-out convention. For purposes of this calculation, in the event of a Share Exchange in which M. H. Zeiglers and Sons, Inc. ("Zeiglers") becomes Holdco, convertible subordinated debt of Zeiglers shall be deemed equity that was invested immediately after the Controlled Partnership acquired common stock of Zeiglers. The Fund's IRR shall be determined in good faith by the Fund at least 10 days in advance of such Change of Control, Exit Event or Public Offering, provided that if a majority of the Rollover Stockholders disagree with such determination, then the Fund's IRR shall be determined by an independent investment bank or valuation firm (the "Valuation Firm") selected by the Company and the Rollover Stockholders. If the Company and the Rollover Stockholders cannot agree on the Valuation Firm within five days of the date of determination of the Fund's IRR, then the Valuation Firm shall be chosen by the two valuation firms selected by the Company and the Rollover Stockholders. The fees and expenses of the Valuation Firm shall be borne equally by the Company and the Rollover Stockholders. The Company and the Stockholder agree that the determination of the Valuation Firm shall be final and binding.

           4. Other Agreements. (a) The Stockholder and the Rollover Shares shall be subject to the rights and obligations of the Stockholders Agreement and the Registration Rights Agreement, provided that in the event of a conflict between the between the provisions of such agreements and this Earnout Agreement, the terms of this Earnout Agreement shall control.

           (b) The Stockholder may not sell, transfer, pledge, encumber or otherwise dispose of any Covered Security except in accordance with the Stockholders Agreement and the Registration Rights Agreement and provided that the transferee of such Covered Security agrees in writing to be bound by this Earnout Agreement. Any sale, transfer, pledge, encumbrance or other disposition of any Covered Security other than as permitted by this Earnout Agreement shall be void ab initio and of no effect.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 11 of 15 Pages
-----------------------------                -----------------------------------


           5. Share Exchange. At the request of NCP-SBG, the Stockholder shall exchange his Rollover Shares for shares of capital stock of an equivalent value of Holdco. Upon any Share Exchange, Holdco shall succeed to the rights and obligations of the Company hereunder and under the Stockholders Agreement and the Registration Rights Agreement. The Company will endeavor to effect any Share Exchange in a manner that is tax efficient for all of its stockholders.

           6. Board Composition. Notwithstanding anything to the contrary contained in the Stockholders Agreement, so long as there are 800,000 Callable Shares (such number to be adjusted for any share exchange or conversion, stock dividend or stock split) outstanding, then the Rollover Stockholders shall be entitled to nominate at least one director to the board of directors of the Company or its successor Holdco, as the case may be, and the applicable Controlled Partnership shall vote its shares of Common Stock to elect such nominee.

           7. Tax Withholding. Whenever any cash payment is to be made hereunder, the Company shall have the power to withhold, or require the Stockholder to remit to the Company, an amount sufficient to satisfy the statutory minimum amount of all Federal, state, and local withholding tax requirements relating to such transaction, and the Company may defer payment of cash until such requirements are satisfied.

           8. Effectiveness of Agreement; Termination. This Agreement will become effective upon the occurrence of the Closing under the Recapitalization Agreement. Once effective, this Agreement may be terminated by either the Stockholder or the Company by written notice to the other on the first occurring Change of Control, Exit Event or Public Offering, in each case, that does not give rise to an NCP Liquidity Event. Upon termination, this Agreement will be of no further force or effect.

           9. Miscellaneous. This Earnout Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent any such rules would require or permit the application of the laws of any other jurisdiction, except to the extent that the corporate law of the state of incorporation of the Company specifically and mandatorily applies.

           IN WITNESS WHEREOF, the parties hereto have duly executed this Earnout Agreement as of the date first written above.

                                     SARATOGA BEVERAGE GROUP, INC.


                                     By: /s/ Robin Prever
                                        ----------------------------------------
                                         Name:  Robin Prever
                                         Title: CEO


                                     /s/ Warren Lichtenstein
                                     -------------------------------------------
                                     WARREN LICHTENSTEIN

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 12 of 15 Pages
-----------------------------                -----------------------------------


                                    EXHIBIT 6
                                EARNOUT AGREEMENT

         Earnout Agreement, dated as of June 9, 2000, between Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), and STEEL PARTNERS II, L.
P. (the "Stockholder").

         WHEREAS, the Company and the Stockholder are parties to the Stockholders Agreement, dated as of January 5, 2000 (as amended from time to time, the "Stockholders Agreement"; capitalized terms used herein without definition shall have the meanings set forth in the Stockholders Agreement), setting forth certain corporate governance provisions of the Company and certain rights and obligations that attach to the ownership of common stock, par value $0.01 per share (the "Common Stock") of the Company;

         WHEREAS, the Company and the Stockholder are also parties to the Registration Rights Agreement, dated as of January 5, 2000 (as amended from time to time, the "Registration Rights Agreement"), pursuant to which the Stockholder is entitled to certain registration rights; and

         WHEREAS, the Company and the Stockholder desire to set forth certain additional rights and obligations that shall attach to the ownership of certain of the Common Stock held by the Stockholder;

         NOW THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

           1. Rollover Shares. The Shareholder and the Company agree that all 83,746 of the Stockholder's Rollover Shares (as defined herein) will be subject to an earn out as provided in this Agreement.

           2. Legend. The Stockholder acknowledges that the certificate or certificates representing the Rollover Shares will bear a legend as set forth in the Stockholders Agreement and that, such legend will be modified to add reference to this Agreement.

           3. Purchase Right. (a) Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from the Stockholder, and the Stockholder shall sell to the Company, the Callable Shares owned by the Stockholder at a per share price of $0.01. The Company shall not be required to purchase from the Stockholder, and the Stockholder shall not be required to sell to the Company, any Callable Shares owned by the Stockholder upon the occurrence of any subsequent NCP Liquidity Event.

           (b) The closing for the purchase and sale of the Callable Shares shall take place immediately prior to the closing of the first NCP Liquidity Event, at such place and such time as shall be designated by the Company. At such closing, the Stockholder shall deliver to the Company, in exchange for the payment by the Company of the purchase price in respect of each Callable Share owned by the Stockholder, the certificate or certificates representing the Callable Shares.

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 13 of 15 Pages
-----------------------------                -----------------------------------


           (c) "Callable Shares" means all 83,746 Rollover Shares.

           (d) "Rollover Shares" shall mean the shares of Common Stock held by the Stockholder immediately after the Closing.

           (e) An "NCP Liquidity Event" means any Change of Control, Exit Event or Public Offering that upon consummation thereof would result in the North Castle Partners II, L.P. (the "Fund") realizing an internal rate of return on the portion of its indirect equity investment (the "IRR") in the Company that is disposed of by the Fund or any partnership controlled by the Fund (a "Controlled Partnership") or, in the event of a share exchange pursuant to Section 5 (a "Share Exchange"), the portion of its indirect equity investment in the top tier holding company for investments by the Fund in the refrigerated juice industry ("Holdco") that does not equal or exceed 25% compounded annually. For purposes of the foregoing, the IRR shall be measured from the date of such Controlled Partnership's investment in such disposed-of portion of the equity in (i) the Company or, (ii) in the event of a Share Exchange, Holdco, which date shall be deemed to be the date on which such Controlled Partnership invested in any company that is a constituent part of Holdco, to the date such Controlled Partnership receives the proceeds of the NCP Liquidity Event. The IRR shall be calculated, with respect to shares of the Company or Holdco, as the case may be, by applying a first-in, first-out convention. For purposes of this calculation, in the event of a Share Exchange in which M. H. Zeiglers and Sons, Inc. ("Zeiglers") becomes Holdco, convertible subordinated debt of Zeiglers shall be deemed equity that was invested immediately after the Controlled Partnership acquired common stock of Zeiglers. The Fund's IRR shall be determined in good faith by the Fund at least 10 days in advance of such Change of Control, Exit Event or Public Offering, provided that if a majority of the Rollover Stockholders disagree with such determination, then the Fund's IRR shall be determined by an independent investment bank or valuation firm (the "Valuation Firm") selected by the Company and the Rollover Stockholders. If the Company and the Rollover Stockholders cannot agree on the Valuation Firm within five days of the date of determination of the Fund's IRR, then the Valuation Firm shall be chosen by the two valuation firms selected by the Company and the Rollover Stockholders. The fees and expenses of the Valuation Firm shall be borne equally by the Company and the Rollover Stockholders. The Company and the Stockholder agree that the determination of the Valuation Firm shall be final and binding.

           4. Other Agreements. (a) The Stockholder and the Rollover Shares shall be subject to the rights and obligations of the Stockholders Agreement and the Registration Rights Agreement, provided that in the event of a conflict between the between the provisions of such agreements and this Earnout Agreement, the terms of this Earnout Agreement shall control.

           (b) The Stockholder may not sell, transfer, pledge, encumber or otherwise dispose of any Covered Security except in accordance with the Stockholders Agreement and the Registration Rights Agreement and provided that the transferee of such Covered Security agrees in writing to be bound by this Earnout Agreement. Any sale, transfer, pledge, encumbrance or other disposition of any Covered Security other than as permitted by this Earnout Agreement shall be void ab initio and of no effect.

           5. Share Exchange. At the request of NCP-SBG, the Stockholder shall exchange its Covered Securities for shares of capital stock of an equivalent value of Holdco. Upon any Share Exchange,

-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 14 of 15 Pages
-----------------------------                -----------------------------------


Holdco shall succeed to the rights and obligations of the Company hereunder and under the Stockholders Agreement and the Registration Rights Agreement. The Company will endeavor to effect any Share Exchange in a manner that is tax efficient for all of its stockholders.

           6. Board Composition. Notwithstanding anything to the contrary contained in the Stockholders Agreement, so long as there are 800,000 Callable Shares (such number to be adjusted for any share exchange or conversion, stock dividend or stock split) outstanding, then the Rollover Stockholders shall be entitled to nominate at least one director to the board of directors of the Company or its successor Holdco, as the case may be, and the applicable Controlled Partnership shall vote its shares of Common Stock to elect such nominee.

           7. Tax Withholding. Whenever any cash payment is to be made hereunder, the Company shall have the power to withhold, or require the Stockholder to remit to the Company, an amount sufficient to satisfy the statutory minimum amount of all Federal, state, and local withholding tax requirements relating to such transaction, and the Company may defer payment of cash until such requirements are satisfied.

           8. Effectiveness of Agreement; Termination. This Agreement will become effective upon the occurrence of the Closing under the Recapitalization Agreement. Once effective, this Agreement may be terminated by either the Stockholder or the Company by written notice to the other on the first occurring Change of Control, Exit Event or Public Offering, in each case, that does not give rise to an NCP Liquidity Event. Upon termination, this Agreement will be of no further force or effect.

           9. Miscellaneous. This Earnout Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent any such rules would require or permit the application of the laws of any other jurisdiction, except to the extent that the corporate law of the state of incorporation of the Company specifically and mandatorily applies.





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-----------------------------                -----------------------------------
CUSIP No. 803436 10 4              13D          Page 15 of 15 Pages
-----------------------------                -----------------------------------


                  IN WITNESS WHEREOF, the parties hereto have duly executed this Earnout Agreement as of the date first written above.

                                      SARATOGA BEVERAGE GROUP, INC.


                                      By: /s/ Robin Prever
                                         ---------------------------------------
                                          Name:  Robin Prever
                                          Title: CEO


                                      STEEL PARTNERS II, L. P.


                                      By: STEEL PARTNERS, L.L.C.,
                                          its General Partner


                                      By: /s/ Warren Lichtenstein
                                         ---------------------------------------
                                          Name:  Warren Lichtenstein
                                          Title: Managing Member